SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

OMI CORPORATION
(Name of Subject Company)

OMI CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

Y6476W104
(CUSIP Number of Class of Securities)

Fredric S. London, Esq.
Senior Vice President & General Counsel
OMI Corporation
One Station Place
Stamford, CT 06902
(203) 602-6700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert A. Profusek, Esq.
Randi C. Lesnick, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
(212) 326-3939

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is OMI Corporation, a corporation organized under the laws of The Republic of the Marshall Islands (the “Company”). The address and telephone number of the Company’s principal executive office are One Station Place, Stamford, CT 06902, (203) 602-6700.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.50 per share, and the associated preferred stock purchase rights (the “Rights,” and collectively with the common stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between the Company and American Stock Transfer and Trust Company, as Rights Agent, as amended (the “Rights Agreement”). As of April 17, 2007, there were 61,984,900 Shares issued and outstanding (including 2,415,610 restricted shares), 522,519 Shares were reserved for issuance upon the exercise of convertible securities and 37,000 Shares were reserved for issuance upon the exercise of outstanding Company options.

Item 2.	Identity and Background of the Filing Persons.

(a) Name and Address.

The Company is filing this Schedule 14D-9. The information about the Company’s business address and telephone number are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Omaha Inc., a corporation organized under the laws of the Republic of The Marshall Islands (“Acquisition Sub”) and a jointly owned subsidiary of Teekay Shipping Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (“Teekay”), through its wholly owned subsidiary, Teekay Acquisition Holdings, LLC, a limited liability company organized under the laws of the Republic of The Marshall Islands, and A/S Dampskibsselskabet Torm, a Danish company (“Torm,” and together with Teekay, collectively “Parent”). The tender offer is being made pursuant to the Transaction Agreement, dated as of April 17, 2007, by and among Parent, Acquisition Sub and the Company (as the same may be amended, the “Transaction Agreement”). Pursuant to the tender offer, Acquisition Sub is offering to purchase all of the outstanding Shares at a purchase price of $29.25 per Share (as such price may be increased in accordance with the Transaction Agreement, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (that, together with the Offer to Purchase, as each of the same may be amended, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on April 27, 2007.

The Transaction Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Business Corporation Act of the Republic of The Marshall Islands (the “BCA”), the Company will be merged with and into Acquisition Sub (the “Merger”). Following the consummation of the Merger, Acquisition Sub will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned directly or indirectly by Parent, Acquisition Sub or the Company or owned by any dissenting Shareholder) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price. The Transaction Agreement is summarized in Section 13 of the Offer to Purchase and filed as Exhibit 9(e)(i) to this Schedule 14D-9.

The Schedule TO states that Teekay’s principal executive office is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, PO Box AP-59212, Nassau, Commonwealth of the Bahamas, Torm’s principal executive office is Tuborg Havnevej 18, DK — 2900, Hellerup, Denmark, and Acquisition Sub’s principal executive office is Bayside House, Bayside Executive Park, West Bay Street and Blake Road, PO Box AP-59212, Nassau, Commonwealth of the Bahamas.

All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about Parent, Acquisition Sub or their respective affiliates, as well as actions or events respecting any of them, was obtained from reports or statements filed by Parent or Acquisition Sub with the SEC, including the Schedule TO and the Offer. The Company has not verified the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the board of directors of the Company (the “Company Board”) as set forth in Item 4 below, the Company’s shareholders (the “Shareholders”) should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, which are different from or in addition to the interests of the Shareholders generally. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

(b) Cash Consideration Payable Pursuant to the Offer.

Shares Owned Outright and Restricted Shares.

The directors and executive officers of the Company have informed the Company that, as of the date of this Schedule 14D-9, they intend to tender all of the Shares they own outright pursuant to the Offer. Assuming those Shares will be purchased by Acquisition Sub at $29.25 per share, the directors and executive officers will receive an aggregate of $53,161,833 in cash, without interest and less any required withholding taxes. In addition, under the Transaction Agreement, each unvested restricted Share will vest in full immediately prior to Acquisition Sub’s purchase of a majority of the outstanding Shares (the date of such purchase, the “Purchase Date”) and be converted into the right to receive $29.25 in cash, without interest and less any required withholding taxes. As of the date of this Schedule 14D-9, the Company’s directors and executive officers held 1,767,529 unvested Restricted Shares, the aggregate value of which is $51,700,223 at $29.25 per share.

Stock Options.

The Transaction Agreement also provides that, immediately prior to the Purchase Date, each option to purchase Shares granted under the Company’s equity plans, whether vested or unvested, will be cancelled and the holder of such option will receive an amount in cash equal to the product of (1) the excess of $29.25 over the exercise price per Share of such option multiplied by (2) the total number of Shares subject to such option. As of the date of this Schedule 14D-9, Philip Shapiro is the only director who holds options to purchase shares. He holds options to purchase 30,000 Shares, all of which are vested and exercisable as of the date of this Schedule 14D-9, at an exercise price of $3.93 per share which would entitle Mr. Shapiro to an aggregate payment of $759,600 with respect to his options in connection with the Offer. No executive officer of the Company holds options to purchase Shares.

Director and Officer Indemnification and Insurance.

Pursuant to the Transaction Agreement, Parent has agreed to cause the Surviving Corporation to, honor the obligations of the Company pursuant to any indemnification agreements between the Company and its current and former directors and officers (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on April 17, 2007 with respect to any acts or omissions by such directors and officers occurring prior to the Purchase Date. Parent has agreed that such obligations will survive the Merger and will continue in full force and effect in accordance with their current terms from the Purchase Date until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

For a period of six years after the Purchase Date, the Surviving Corporation will maintain, if available, the directors’ and officers’ current liability insurance, or substitute policies, covering the Indemnified Parties in an amount and on terms no less advantageous than those currently applicable to them. Alternatively, the Surviving Corporation will obtain as of the Purchase Date so-called “tail” insurance policies with a claims period of six years from the Purchase Date covering the Indemnified Parties in an amount and on terms no less advantageous than those currently applicable to them. In either case, the policies will cover claims arising out of or relating to events which occurred before or on the Purchase Date. In no event will the Surviving Corporation be required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance prior to April 17, 2007, which amount was $669,600 in the aggregate.

Employment Agreements.

The Company is a party to an agreement with each of its executive officers, under which the executive will continue to receive his or her base salary and other benefits, including an annual bonus, for a period of two years if (1) the Company terminates the executive’s employment without “cause,” (2) the executive voluntarily terminates his or her employment based upon an occurrence of events specified in the employment agreement deemed to constitute “good reason” for termination, or (3) the executive becomes disabled. Following a change in control, such as the occurrence of the Purchase Date, the executive’s annual bonus amount will equal 150% of his or her annual base salary. If, within two years before or after such a change in control, the Company terminates the executive’s employment without cause or the executive voluntarily terminates under circumstances deemed to constitute “good reason” for termination, the executive will receive an amount equal to (1) three times the sum of his or her then-base salary and termination bonus, reduced, in the case of a termination occurring prior to the change in control, by any severance paid to the executive under the employment agreement, and (2) a termination bonus equal to 150% of annual base salary at his or her then-effective rate. In general “good reason” would include a termination that occurs within 90 days of (1) a relocation of the Company’s offices (or the location at which the executive performs his or her work) beyond a 50-mile radius of New York City (but only following a change in control), (2) a material diminution of the executive’s duties and responsibilities, or (3) a breach by the Company of any material provision of the agreement, including a reduction in base salary.

The pre-tax payments for each executive under these agreements would be approximately $9,078,750 for Craig R. Stevenson, (Chairman and Chief Executive Officer), $7,320,721 for Mr. Robert L. Bugbee, (President and Chief Operating Officer), $4,478,553 for Kathleen C. Haines, (Senior Vice President, Chief Financial Officer and Treasurer), $4,227,403 for Fredric S. London, (Senior Vice President, General Counsel and Secretary), and $4,092,403 for Cameron K. Mackey (Senior Vice President, OMI Marine Services LLC) if each such executive was terminated after the Purchase Date under circumstances entitling the executive to severance benefits, based on their current salary rates and bonus opportunities (which cannot be increased under the Transaction Agreement) and assuming that the Purchase Date occurred in 2007. Each agreement also provides that the executive may request that the Company establish a trust and deposit into such trust the amount the executive would receive if such executive’s employment were terminated under circumstances entitling the executive to severance benefits.

The Company has offered to amend the agreements under which, among other things, the executive would be prohibited from competing with the Company. If the executive agrees to the proposed amendment, the Company has agreed to indemnify the executive in the event any payments to be made to the executive pursuant to the Transaction Agreement or otherwise, are subsequently determined to be “excess parachute payments” under the Internal Revenue Code. The Company believes that no such payments would be required, but there can be no assurance with respect thereto. As of the date of this Schedule 14D-9, none of the executive officers had decided whether to agree to the amendment.

Deferred Compensation Arrangement.

Under the Transaction Agreement, the Company’s executive deferred compensation plan will be terminated at the Effective Time or as soon as practicable thereafter, and all deferred amounts credited to the individual plan accounts will be distributed in a lump-sum cash payment to each executive who is a participant thereunder. As of the date of this Schedule 14D-9, an aggregate amount of $19,115,218 was credited to the accounts of the Company’s executive officers under such plan. The Company’s executive officers’ respective portions thereof were: Mr. Stevenson: $7,503,569; Mr. Bugbee: $6,416,532; Ms. Haines: $1,569,463; Mr. London: $3,238,617 and Mr. Mackey: $387,034.

Director Arrangements.

Mr. Klebanoff is entitled to receive a yearly supplemental payment equal to approximately $25,500 as part of his retirement with the predecessor of the Company. Mr. Klebanoff is also entitled to reimbursement of health insurance for the remainder of his life. The cost of such reimbursement for 2006 was approximately $7,343.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors.  After careful consideration by the Company Board, including a thorough review of the Offer with the Company’s outside legal and financial advisors and the Company’s senior management and consideration of other strategic alternatives available to the Company, the Company Board, by unanimous action: (1) determined that the Transaction Agreement, the Offer, the Merger and the other transactions contemplated by the Transaction Agreement are advisable, fair to and in the best interests of the Company and its Shareholders; (2) approved and declared advisable the Transaction Agreement, the Offer and the Merger; and (3) determined to recommend that the Shareholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, if required by applicable law, adopt the Transaction Agreement and authorize the Merger. Accordingly, the Company Board recommends that Shareholders accept the Offer and tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

Since becoming a publicly traded company in 1998, the Company Board, together with senior management, has regularly considered the Company’s business and future prospects and possible means to enhance shareholder value.

The Company’s principal strategy at the time of its spin-off from OMI Corp. in 1998 was predicated on growth initiatives in what the Company Board and senior management believed likely to be an increasingly strong tanker market. While the Company’s share price generally strengthened during this period despite declining in the 2001 to 2002 period, the share price nonetheless remained volatile and rarely met or exceeded what management believed to be the Company’s net asset value. Accordingly, the Company considered various alternatives designed to further enhance shareholder value, including initiating operating improvements, investing in additional high-quality vessels, executing a plan to increase the number of time charter contracts and external measures such as the initiation of a share repurchase program in 2004. In addition, over the past few years, the Company has, from time to time, engaged in preliminary discussions with industry participants and private equity firms in connection with the possibility of pursuing a potential strategic transaction. These discussions were exploratory in nature, and did not lead to substantial negotiations, for various reasons, including, in each instance, that the other parties indicated that they were unwilling to value the Company in excess of what management believed to be net asset value regardless of the type of transaction discussed.

On February 12, 2007, during an ordinary course luncheon meeting between senior executives of Teekay and the Company, the Teekay executive inquired whether the Company intended to continue to pursue its business strategy on a standalone basis or would be open to consider a potential business combination transaction. The Company representative indicated to the Teekay representative that, depending on its terms, the Company would consider a strategic proposal, including from Teekay. The Teekay representative communicated that Teekay might be interested in pursuing a strategic transaction with the Company, subject to review by Teekay management and its board of directors.

On February 14 and 15, 2007, the Company Board held a regularly scheduled meeting. A representative of Clarkson Research Studies attended a portion of the meeting and presented Clarkson’s view of the tanker industry. In general, Clarkson’s representative informed the Company Board that, while currently strong, Clarkson believed that the tanker industry was vulnerable to a number of risks beyond the Company’s control, including increases in the global supply of vessels and changes in demand for oil transportation. Senior management informed the Company Board that, in general, it concurred with Clarkson’s views that substantial industry risks existed, but that management also believed that the Company was well-positioned in the industry and even might, on a long-term basis, benefit from more difficult industry conditions. However, there necessarily could be no assurance in this regard. The consensus of the Company Board was that management should continue to review these factors and begin to more sharply consider the Company’s strategic alternatives.

On March 12, 2007, the Company received a non-binding indication of interest from a private equity firm (“Participant 1”) to purchase all of the outstanding Shares for $25.00 per share, in cash. The indication of interest was subject to the completion of due diligence and other conditions. On March 13, 2007, the Company received a proposal from Torm to acquire all of the outstanding Shares for $25.20 per share, 75% of which would be paid in cash consideration with the balance paid in Torm common stock.

The Company Board met to consider these matters on March 14, 2007. A representative of Jones Day, the Company’s outside legal counsel, advised the Company Board as to its fiduciary duties in the circumstances. The Company Board determined that the Company should engage financial advisors to assist in considering what action to take in the circumstances. Following discussion, the Company Board authorized the engagement of Perella Weinberg Partners LP and Fearnley Fonds ASA to serve as financial advisors to the Company and Jones Day as outside legal counsel in connection with its consideration of its strategic alternatives.

On March 15, 2007, members of the Company’s senior management met with representatives of Perella Weinberg Partners, Fearnley Fonds and Jones Day to discuss the strategic review process, a communications strategy and work plan. Thereafter, the Company Board met and, based in part on the recommendation of senior management and the Company’s financial and legal advisors, determined that the Company should initiate a process to consider its strategic alternatives in an orderly fashion. Prior to the commencement of trading the next day, the Company published a press release announcing that it had initiated a process to explore its strategic alternatives with the assistance of Perella Weinberg Partners and Fearnley Fonds.

Over the next several weeks, Perella Weinberg Partners and Fearnley Fonds evaluated the Company’s prospects as a stand-alone company, reviewed the proposals received in early March and contacted, on behalf of the Company, 28 strategic participants and 13 private equity firms to determine whether they would be interested in pursuing a possible business combination or other strategic transaction with the Company. Of the parties contacted, 20, consisting of five private equity firms and 15 industry participants, executed confidentiality agreements and conducted due diligence, including Teekay and Torm, who indicated to Perella Weinberg Partners that they were considering a joint proposal for the Company. All interested parties who had executed confidentiality agreements were granted access to an on-line data room containing information concerning the Company, were given the opportunity to discuss the Company and its operations with the Company’s management and were provided access to certain Company vessels.

On March 29, 2007, the Company’s financial advisors delivered a process instruction letter and on April 2, 2007 provided a form of transaction agreement prepared by Jones Day to all interested participants who had executed confidentiality agreements. The recipients were informed that the Company would consider any form of strategic transaction. The instruction letter requested final proposals from all interested parties by Thursday, April 12, 2007, and participants were requested to specifically mark up the form of transaction agreement they were provided to reflect the particular nature and terms of their proposed transaction.

During the first week in April, members of the Company’s senior management team participated in a video conference with representatives of Teekay and Torm to discuss specific due diligence questions and representatives of Teekay and Torm inspected selected Company assets. On April 3, 2007, members of the Company’s senior management team met with representatives of Participant 1 to respond to its due diligence inquiries. Other interested parties continued due diligence during this period, including inspecting Company vessels and conducting diligence reviews with members of the Company’s senior management team.

On April 4, 2007, the Company Board met with its legal and financial advisors and members of the Company’s senior management team. Representatives of Perella Weinberg Partners and Fearnley Fonds provided a process update and outlined what they believed to be potential strategic alternatives available to the Company, including a recapitalization, transferring assets to a master limited partnership and selling or distributing interests therein, proceeding with the implementation of the Company’s existing business plan on a stand-alone basis, increasing the Company’s dividend, either on an on-going or one-time-only basis, and entering into a business combination transaction. Representatives of Perella Weinberg Partners then reviewed the proposals received in early March from Torm and Participant 1 and, presented a thorough review of the financial position of the Company, market prices for its and other companies’ shares and other financial analyses. Representatives of Fearnley Fonds presented its view of current and anticipated tanker market conditions, observing, among other things, that it believed that tanker supply was likely to grow over the next few years at a faster pace than tanker demand, but that there was currently a balance between supply and demand and that the Company’s young fleet and respected management team made it attractive to industry participants and financial investors alike. The Company Board discussed the parties who had expressed an interest in a potential transaction and the process undertaken to date. The Company Board did not take any formal action at this time, but authorized management and the Company’s advisors to continue to refine their analyses and continue the strategic assessment process.

On April 5, 2007, representatives of senior management and Perella Weinberg Partners met with representatives of Teekay’s senior management to discuss outstanding due diligence items. Over the next several days, members of the Company’s senior management team and financial advisors engaged in diligence calls with a number of interested participants and additional inspections of assets of the Company occurred.

On April 12, 2007, the bid deadline established by the Company’s financial advisors, the Company received four proposals. The joint proposal from Teekay and Torm provided for an all-cash transaction at $28.00 per share for all outstanding Shares and included a detailed mark-up of the form of transaction agreement previously provided by the Company. Participant 1 proposed an all-cash transaction at $26.00 per share for all outstanding Shares, but did not include a mark-up of the form of transaction agreement. A potential financial investor with affiliates in the industry (“Participant 2”) proposed an all-cash transaction at $27.83 per share for all outstanding Shares and another industry participant (“Participant 3”) proposed a part-cash, part-stock transaction that it valued at $27.78 per share. Participants 1 through 3 each indicated a willingness to move promptly towards the execution of definitive documentation, and two of the three participants provided a list of issues related to the form of transaction agreement provided by the Company, but none of them submitted a specific mark-up of the transaction agreement.

On April 13, 2007, representatives of Perella Weinberg Partners and Fearnley Fonds discussed the proposals received with members of the Company’s senior management team and representatives of Jones Day. Following those discussions, representatives of Perella Weinberg Partners contacted Participant 1 and indicated that its proposed price was not competitive with the other proposals received.

The Company Board again met with its financial and legal advisors on April 14, 2007, at which the Company’s financial and legal advisors reviewed the proposals received to date in detail. The Company’s financial advisors also made an extensive presentation regarding other strategic alternatives they believed were reasonably available to the Company. An extensive discussion among the members of the Company Board, senior management and the Company’s financial and legal advisors followed. Based in part on advice from the Company’s financial advisors, the Company Board directed its financial advisors to seek further revised bids from the Teekay/Torm consortium, Participant 2 and Participant 3, and determined that pursuing a potential business combination appeared to be the strategic alternative most likely to maximize shareholder value.

Following the April 14, 2007 meeting with the Company Board, representatives of Perella Weinberg Partners contacted representatives of Teekay and Torm, advising them that the Company Board had not selected a proposal due to the closeness of the proposals received and requesting that they improve their bid. Representatives of Fearnley Fonds reached out to Participant 3 and indicated that it would need to improve its bid, including providing certainty of value with respect to the stock component and providing a mark-up of the form of transaction agreement to remain in the process. On the morning of April 15, 2007, representatives of Perella Weinberg Partners advised Participant 2 that it would need to improve its bid and provide a mark-up of the transaction agreement in order to be competitive with the other bidders.

In response to these requests, later in the morning of April 15, 2007, representatives of Teekay and Torm increased their cash proposal from $28.00 per share to $29.25 per share for all outstanding Shares and advised that, unlike its initial bid, under its revised proposal, the Company would be permitted to pay its Shareholders up to one $0.15 quarterly dividend for the second quarter on a pro rata basis. Participant 2 indicated that it would need approximately one week of additional due diligence investigation to be in a position to increase its offer and was not prepared to initiate the due diligence or furnish a mark-up of the form of transaction agreement previously furnished unless the Company was willing to enter into exclusive discussions with it. On the morning of April 15, 2007, Participant 3 indicated it was considering amending its offer and was advised by representatives of the Company’s financial advisors that it would need to do so promptly.

On April 15, 2007, the Company Board met with members of senior management and the Company’s legal and financial advisors. Representatives of Perella Weinberg Partners and Fearnley Fonds provided an update of the discussions that had occurred with the participants in the process since the prior Board meeting. Following extensive discussion, the Company Board directed representatives of Jones Day to focus negotiations with representatives of the Teekay/Torm consortium to determine whether an acceptable transaction could be negotiated, including a definitive transaction agreement.

On April 16, 2007, Participant 3 advised Fearnley Fonds that it was not prepared to enhance its offer. Also on April 16, 2007, Participant 2 indicated that its willingness to proceed remained conditioned on the execution of an exclusivity agreement, that it would require an additional week of due diligence before being in a position to finalize its proposal and that it would not improve its price. Participant 1 declined to improve its bid. Accordingly, representatives of management and Jones Day focused primarily on seeking to negotiate acceptable definitive documentation with representatives of Teekay and Torm.

The Company Board met with representatives of senior management and the Company’s financial and legal advisors on the evening of April 16, 2007 to review the progress made to date. A representative of Perella Weinberg Partners apprised the Company Board of recent developments. A representative of Jones Day then updated the Company Board on the course of discussions to date with representatives of Teekay and Torm and reviewed the directors’ fiduciary duties in this context. The Company Board was also provided with an overview of the terms of the transaction agreement, a copy of which had been previously provided to the directors. A representative of Jones Day reviewed all material terms of the transaction agreement and identified open matters, the most significant of which related to the terms of the covenants applicable to the Company’s ability to consider an alternative transaction if it signed a definitive agreement with the Teekay/Torm consortium and the specific terms in the conditions to the parties’ obligations to complete the transactions contemplated by the draft transaction agreement. The Jones Day representative informed the Company Board that, while he believed that changes might be negotiated that were more favorable to the Company and its Shareholders, if the Board were to determine to take action in respect of the Teekay/Torm proposal, it should assume that no such improvements were made because there could be no assurance that any particular changes would be acceptable to Teekay/Torm.

Representatives of Perella Weinberg Partners then reviewed the financial aspects of the proposed transaction. At the conclusion of its presentation, a representative of Perella Weinberg Partners orally rendered its opinion to the Company Board, which opinion was subsequently confirmed in writing, that, as of April 16, 2007 and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the $29.25 per Share in cash to be received by the holders of Shares (other than Teekay, Torm or any of their respective affiliates) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Perella Weinberg Partners, dated as of April 16, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Perella Weinberg Partners, is attached as Annex A to this Schedule 14D-9.

Members of the Company Board and senior management then reviewed the process undertaken to date and key terms of the Transaction Agreement. Among other things, the representatives of senior management present at the meeting (who were its executive officers) informed the Board that there had been no discussions concerning their future roles with Teekay/Torm should the Teekay/Torm proposal be selected. Following extensive additional discussion, the Company Board, by unanimous action: (1) determined that the Offer, the Merger and the transactions contemplated by the Transaction Agreement are advisable, fair to, and in the best interest of, the Company and the Shareholders; (2) approved and declared advisable and declared advisable the Transaction Agreement and the Offer and the Merger; and (3) determined to recommend that the Shareholders accept the Offer, tender their Shares to Acquisition Sub pursuant to the Offer and, if required by applicable law, adopt the Transaction Agreement and authorize the Merger.

Thereafter, throughout the evening of April 16, 2007, and throughout April 17, 2007, representatives of the Company, Teekay, Torm and their advisors finalized the definitive transaction documentation and public announcement. The transaction was publicly announced on April 17, 2007.

Reasons for the Recommendation of the Company Board.

In reaching its decision to approve the Transaction Agreement and recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered numerous factors, including the following material factors and benefits of the Offer, each of which the Company Board believed supported its decision:

•	the review undertaken on the Company’s behalf by management and the Company’s financial advisors of the strategic alternatives available to the Company, including continued pursuit of the Company’s business plan as a stand-alone company, pursuit of a recapitalization or master limited partnership transaction, increases in the Company’s dividend policy and exploration of a possible business combination transactions, and the Company Board’s belief, based in part upon the financial valuation analyses of the Company and related presentations by Perella Weinberg Partners and Fearnley Fonds, that the Offer and the Merger are more favorable to the Company than the potential value that could be expected to be generated from the other strategic alternatives available to the Company, taking into account the potential risks and uncertainties associated with those alternatives;

•	the fact that the Company had publicly announced the strategic assessment process, conducted a broad solicitation process, contacting 41 potentially interested parties, and their determination, based in part on the recommendation of senior management and the Company’s advisors, that the Transaction Agreement (including the Offer and the Merger) was the most favorable proposal received by the Company in the process;

•	the business, operations, properties and assets, financial condition, business strategy and prospects of the Company, the nature of the industry in which the Company competes, industry trends and economic and market conditions, both on a historical and on a prospective basis;

•	the current and historical market prices of the Shares, and the fact that the $29.25 per Share consideration represents a premium of 14% over the average closing share price during the 30 trading days ended April 17, 2007, the date on which the Transaction Agreement was publicly announced, a 28% premium over its closing stock price on March 15, 2007, the last date before the Company publicly announced its intent to explore strategic alternatives and exceeded the all-time trading price for Shares;

•	information provided by Perella Weinberg Partners concerning historical and recent public market trading activity in the Shares and public market valuation measures for the Shares and for the common stock of other publicly traded companies in the Company’s industry, which indicated that the Offer Price represents a substantial premium to the Company’s current valuation in the public markets in the absence of an acquisition transaction or speculation concerning such a transaction;

•	the opinion received by the Company Board, dated as of April 16, 2007, of Perella Weinberg Partners, the Company’s financial advisor, as to the fairness, from a financial point of view, of the $29.25 per Share in cash, to be received by the holders of Shares (other than Teekay, Torm or any of their affiliates) pursuant to the Transaction Agreement as of the date of the opinion. The full text of Perella Weinberg Partners’ opinion, dated as of April 16, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Perella Weinberg Partners, is attached as Annex A, which Shareholders are urged to read carefully in its entirety, and is incorporated by reference in this Schedule 14D-9. The Perella Weinberg Partners opinion is not a recommendation as to whether holders of Shares should tender their Shares pursuant to the Offer or how such holders should vote or otherwise act with respect to the Offer or the Merger or any other matter;

•	that the transaction is structured as a tender offer, which the Company’s legal advisors stated they believed would likely result in delivery of the transaction consideration to Shareholders on a shorter timetable than would be the case with a merger or recapitalization transaction;

•	the fact that the consideration is all cash and will provide the Shareholders certainty as to the value received for their investment in the Company;

•	the efforts made by the Company Board and its legal advisors to negotiate a Transaction Agreement favorable to the Company and its Shareholders and the financial and other terms and conditions of the Transaction Agreement, including the facts that (1) neither the Offer nor the Merger is subject to a financing condition, (2) the conditions to the Offer are specific, and not within the control or discretion of Parent or Acquisition Sub, and (3) subject to compliance with the terms and conditions of the Agreement, the Company is permitted to terminate the Agreement in order to approve an alternative transaction proposed by a third party that is a “superior proposal” as defined in the Agreement, upon the payment to Parent of a $65 million termination fee, and its belief that such termination fee was reasonable and would not preclude a competing offer;

•	the likelihood that the Offer and the Merger will be completed, including management’s belief that the conditions to the Offer and the Merger are likely to be satisfied; and

•	the fact that Shareholders that do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand a determination of the fair value of their Shares under the BCA, whether or not a shareholder vote is required to approve the Merger.

The Company Board also considered a variety of risks and other potentially negative factors concerning the Transaction Agreement and the Offer, including the following:

•	that the $29.25 per Share consideration represents a premium of only 5% over the closing price of the Shares on April 17, 2007, the last trading date before the announcement of the Agreement;

•	the Offer is conditioned upon, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn, more than a majority of the currently outstanding Shares (the “Minimum Tender Condition”);

•	the risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on the Company’s customer relationships;

•	the fact that the Shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company;

•	the risk that Parent may terminate the Transaction Agreement and not complete the Offer in circumstances where conditions to the Offer were not satisfied or waived, including circumstances outside the Company’s control;

•	the necessity of receiving regulatory approvals to consummate the Offer and the Merger;

•	the fact that the all-cash consideration in the transaction would be taxable to the Shareholders that are U.S. persons for U.S. federal income tax purposes; and

•	the fact that Acquisition Sub was a newly formed entity with essentially no assets and, accordingly, that the Company’s remedy in connection with a breach of the Transaction Agreement by Acquisition Sub is to look to Parent to fulfill the obligations of Acquisition Sub and that, while each of Torm and Teekay are jointly and severally liable for the obligations of Acquisition Sub, in the event that the transaction was not completed their liability in certain circumstances could be limited to a $65.0 million “reverse break-up fee”.

The Company Board determined that, overall, the potential benefits of the Offer and the Merger to the Shareholders outweighed the risks of the Offer and the Merger. In analyzing the Offer and the Merger, the Company’s Board and management were assisted and advised by the Company’s financial advisors and legal counsel.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

For the reasons described above, the Company Board recommends that the Shareholders accept the Offer and tender their Shares pursuant to the Offer.

(c) Intent to Tender.

To the knowledge of the Company after reasonable inquiry, as of the date of this Schedule 14D-9, all of the Company’s executive officers, directors and controlled affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Transaction Agreement and to authorize the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Perella Weinberg Partners and Fearnley Fonds as its financial advisors in connection with, among other things, the Offer and the Merger (together, the “Transaction”). Pursuant to an engagement letter, dated March 15, 2007, the Company became obligated to pay Perella Weinberg Partners a fee of $1 million upon the public announcement of the execution of a definitive agreement relating to any Transaction and will become obligated to pay Perella Weinberg Partners an additional fee upon the closing of the Offer. In total, Perella Weinberg Partners will receive fees equal to 0.37% of the equity value plus net debt for the first $25.25 per Share consideration received and 2.5% of the equity value of the Company at the Offer Price plus net debt for any additional per Share consideration received (calculated by multiplying the per share consideration to be paid in the Offer and the Merger by the total number of Shares that would be outstanding upon exercise of any in-the-money options or similar securities exercisable, convertible or exchangeable for Shares), which the Company currently estimates to be approximately $13 million. Pursuant to an engagement letter executed April 16, 2007, the Company became obligated to pay Fearnley Fonds a fee of $500,000 upon the public announcement of the execution of a definitive agreement relating to any Transaction and will become obligated to pay Fearnley Fonds an additional fee upon the closing of the Offer. In total, Fearnley Fonds will receive fees equal to 0.185% of the equity value of the Company at the Offer Price plus net debt for the first $25.25 in per Share consideration received and 1.25% of the equity value of the Company at the Offer Price plus net debt for any additional per Share consideration received, which the Company currently estimates to be approximately $6.5 million. In addition, the Company has agreed to reimburse Perella Weinberg Partners’ and Fearnley Fonds’ reasonable expenses and to indemnify them and certain related parties against certain liabilities arising out of their engagement.

The opinion of Perella Weinberg Partners is attached as Annex A hereto. It sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Perella Weinberg Partners. The Company encourages holders of Shares to read the opinion carefully. The opinion does not address any other aspects or implications of the Transaction and does not constitute a recommendation as to whether the holders of Shares should tender their Shares pursuant to the Offer or how such holders should vote or otherwise act with respect to the Offer, the Merger or any other matter. The Company selected Perella Weinberg Partners and Fearnley Fonds to act as its financial advisors in connection with the proposed Transaction based on the firms’ qualifications, experience, reputations and knowledge of the business affairs of the Company and the industry in which it participates.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, as of the date of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Dissenting Shareholders’ Rights.

No dissenting shareholders’ rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares that complies with the applicable statutory procedures under Sections 100 and 101 of the BCA, including providing a timely written objection to the Merger, will be entitled to receive a judicial determination of the fair value of such holder’s Shares and to receive payment of such fair value in cash for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company or the Surviving Corporation, as applicable, may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to dissenting shareholders’ rights under the BCA and is qualified in its entirety by reference to Sections 100 and 101 of the BCA, a copy of which is attached to this Schedule 14D-9 as Annex B.

If any holder of Shares who demands a fair value determination under Sections 100 and 101 of the BCA fails to perfect, or effectively withdraws or loses the rights to fair value determination as provided in the BCA, the Shares of such shareholder will be converted into the right to receive the Offer Price in accordance with the Transaction Agreement. A shareholder may withdraw a demand for fair value determination by delivering to the Company or the Surviving Corporation, as applicable, a written withdrawal of the demand for fair value determination and acceptance of the Merger.

Failure to follow the steps required by Sections 100 and 101 of the BCA for perfecting fair value determination rights may result in the loss of such rights. As such, any shareholder contemplating the exercise of such fair value determination rights should review carefully the provisions of BCA Sections 100 and 101, particularly the procedural steps required to perfect such rights.

FAIR VALUE DETERMINATION RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. SHAREHOLDERS WHO WILL BE ENTITLED TO FAIR VALUE DETERMINATION RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING SUCH RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS THAT SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b) Regulatory Approvals.

Antitrust in the United States.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Acquisition Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable United States antitrust laws. However, there can be no assurance that a challenge to the Offer on United States antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Antitrust Outside the United States.  Parent and the Company conduct operations in a large number of other jurisdictions throughout the world where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. Parent and Acquisition Sub currently intend to make filings or seek approvals in certain other jurisdictions; however, Parent and Acquisition Sub do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. However, there can be no assurance that a foreign antitrust authority will not seek to require remedial undertakings as a condition to its approval.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required for Parent’s or Acquisition Sub’s acquisition or ownership of the Shares.

Pursuant to the Transaction Agreement, Acquisition Sub is not required to purchase Shares tendered pursuant to the Offer in certain circumstances, including, unless all applicable waiting periods, consents or other approvals under any antitrust laws required to purchase Shares validly tendered and not withdrawn pursuant to the Offer shall have expired, terminated or granted, as the case may be.

(c) Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Transaction Agreement in accordance with the BCA. Under Section 95(2) of the BCA, if Acquisition Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Acquisition Sub will be able to effect the Merger after consummation of the Offer without a vote by the Shareholders. If Acquisition Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the BCA to effect the Merger. In the event the Minimum Tender Condition has been satisfied, after the purchase of the Shares by Acquisition Sub pursuant to the Offer, Acquisition Sub will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

(d) Top-Up Option.

Pursuant to the terms of the Transaction Agreement, the Company granted Parent and Acquisition Sub an irrevocable option, exercisable only on the terms and conditions set forth in the Transaction Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Parent and Acquisition Sub, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to Parent or Acquisition Sub (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option and shall not be exercisable if it requires approval of the Shareholders. The purchase price owed by the Parent or Acquisition Sub to the Company for the newly issued Shares may be paid to the Company in cash, by wire transfer or cashier’s check or by issuance by the Parent or Acquisition Sub to the Company of a promissory note bearing interest at an annual rate of 8%. The foregoing summary is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e) Certain Prospective Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its analysis of the Company’s prospects, the Company provided to Perella Weinberg Partners and Fearnley Fonds non-public prospective financial information regarding its operations for the years 2007 through 2009. A summary of this data, which was not provided to Parent or any other potential acquirer, is set forth below.

The prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the information was not prepared with the assistance of or reviewed, compiled or examined by independent accountants, and does not comply with generally accepted accounting principles. The summary of this information is not being included in this Schedule 14D-9 to influence a Shareholder’s decision whether to tender its Shares pursuant to the Offer, but because this data was made available by the Company to Perella Weinberg Partners and Fearnley Fonds.

The prospective financial information was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the prospective results not being actually achieved include, but are not limited to, uncertainty regarding environmentalism and the balance of supply and demand for global resources, and how such factors may influence business and the cost of operating; factors affecting pricing; reductions in customer budgets; the failure to retain key management and technical personnel of the Company; reactions to the Offer by customers, suppliers and strategic partners and other factors described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2006 under the caption “Risk Factors.” In addition, the results implicated in the prospective financial information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the data was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the results implied in the internal financial data will be realized, and actual results may vary materially from those shown. The inclusion of this data in this Schedule 14D-9 should not be regarded as an indication that the Company, or its officers, directors, affiliates, advisors or representatives considered or consider the prospective financial information to be predictive of actual future events, and the information should not be relied upon as such. The Company and its affiliates, advisors, officers, directors or representatives cannot give any assurance that actual results will not differ from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the data to reflect circumstances existing after the date such prospective financial information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Parent or Acquisition Sub, intends to make publicly available any update or other revisions to this data. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of the Company compared to the prospective financial information contained in the data or that anticipated results will be achieved. The Company has made no representation to Parent, in the Transaction Agreement or otherwise, concerning this data. In fact, as stated above, this information was not shared with Parent prior to the execution of the Transaction Agreement.

The prospective financial information compiled by the Company’s senior management is not necessarily an estimate of what the Company’s management believes the Company’s actual future performance will be in that, among other things, the information is based on various assumptions, including third-party estimates provided by Fearnley Fonds’ maritime research analyst team and does not reflect actions that the Company management believes it would consider in the event that future market conditions are consistent with those assumed by Fearnley Fonds. In addition, in its analysis, at the direction of Company management, Perella Weinberg Partners also analyzed alternative cases that assumed prospective day rates 20% higher and lower than those summarized below. Accordingly, while the Company’s senior management believes that the prospective financial information was prepared in good faith and provides a reasonable basis for analysis, such data is not necessarily indicative of what the Company’s actual financial performance will be.

PROSPECTIVE FINANCIAL INFORMATION
($ in millions, except per share data)

	Fiscal Year Ending December 31,
	2007E	2008E	2009E

Time Charter Equivalent Revenue	$521	$487	$481
EBITDA	$206	$183	$171
EPS	$2.25	$1.64	$1.34

Note:	The prospective financial information set forth in the table above is based on prospective day rate assumptions provided by Fearnley Fonds maritime research analyst team and assumes that certain of the Company’s tankers employed on the spot market at the time the prospective financial information was made were time chartered-out for 3-years at time charter rates available in the market at the time the prospective financial information was provided.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit
No.	Description

(a)(1)	Offer to Purchase, dated April 27, 2007.(1)(2)
(a)(2)	Form of Letter of Transmittal.(1)(2)
(a)(3)	Form of Notice of Guaranteed Delivery.(1)(2)
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)(2)
(a)(7)	Summary Newspaper Advertisement as published on April 27, 2007 in The Wall Street Journal.(1)
(a)(8)	Joint press release issued by OMI Corporation, Teekay Shipping Corporation and A/S Dampskibsselskabet Torm dated April 17, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 18, 2007).
(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex C to this Schedule 14D-9).(2)
(a)(10)	Opinion of Perella Weinberg Partners to the Board of Directors of OMI Corporation, dated April 16, 2007 (included in Annex A attached to this Schedule 14D-9).(2)
(e)(1)	Transaction Agreement, dated April 17, 2007, by and among Teekay Shipping Corporation, A/S Dampskibsselskabet Torm, Omaha, Inc., and OMI Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 20, 2007).
(e)(2)	Amended Form of Employment Agreement for Senior Executives (incorporated by reference to Exhibit 10.5 to the Company’s 10-Q filed August 13, 2001).

Exhibit
No.	Description

(e)(3)	2001 Restricted Stock Plan (incorporated by reference to Registration Statement on Form S-8 (No. 333-72456) Filed October 30, 2001).
(e)(4)	OMI Corporation Executive Savings Plan (incorporated by reference to Registration Statement Filed October 30, 2001).
(e)(5)	OMI Corporation Stock Option Plan (incorporated by reference to Registration Statement on Form S-1 (No. 333-52771) Filed May 15, 1998).
(e)(6)	1998 Stock Plan (incorporated by reference to Registration Statement on Form S-8 (No. 333-57019) Filed June 17, 1998).
(e)(7)	OMI Corporation 2003 Stock Incentive Plan (incorporated by reference to Registration Statement on Form S-8 (No. 333-112761) Filed February 12, 2004).
(e)(8)	OMI Corporation 2006 Incentive Compensation Plan (incorporated by reference to Registration Statement on Form S-8 (No. 333-134295) Filed May 19, 2006).
(e)(9)	Confidentiality Agreement, dated March 23, 2007, as amended, by and between OMI Corporation and Teekay Shipping Corporation.(1)
(e)(10)	Confidentiality Agreement, dated March 22, 2007, as amended, by and between OMI Corporation and A/S Dampskibsselskabet Torm.(1)
(e)(11)	Amendment No. 1 to Rights Agreement, dated as of November 19, 1998, as amended, by and between the OMI Corporation and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2007).

(1)	Incorporated by reference to the Schedule TO filed by Omaha, Inc., Teekay Shipping Corporation, Teekay Acquisition Holdings LLC and A/S Dampskibsselskabet Torm.

(2)	Included in materials mailed to shareholders of OMI Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMI CORPORATION

By:	/s/ Craig H. Stevenson
Craig H. Stevenson
Chairman and Chief Executive Officer

Dated: April 27, 2007

Annex A

CONFIDENTIAL

April 16, 2007

The Board of Directors
OMI Corporation
One Station Place
Stamford, Connecticut 06902

Members of the Board of Directors:

We understand that OMI Corporation (the “Company”), Teekay Shipping Corporation (“Teekay”), A/S Dampskibsselskabet Torm (together with Teekay, the “Buyers”), and Omaha, Inc., a company wholly and jointly owned by the Buyers (“Acquisition Sub”), propose to enter into a Transaction Agreement (the “Agreement”), which provides, among other things, for the tender offer for all of the outstanding shares of Common Stock, par value $0.50 per share, of the Company, including certain associated preferred stock purchase rights (the shares of Common Stock, together with the associated preferred stock purchase rights, are referred to collectively as the “Shares”) pursuant to which Acquisition Sub will pay $29.25 per Share in cash for each Share accepted (the “Tender Offer”). The Agreement further provides that, following completion of the Tender Offer, the Company will be merged with and into Acquisition Sub (together with the Tender Offer, the “Transaction”) and each outstanding Share (other than certain Shares specified in the Agreement) will be converted into the right to receive $29.25 in cash. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of the Shares (other than each of the Buyers and any of their respective affiliates) of the $29.25 per Share in cash to be received by such holders of the Shares in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information of the Company;

2.	reviewed certain internal financial statements and other financial and operating data relating to the business and financial prospects of the Company, including an operating model prepared by its management, that were provided to us by or on behalf of the Company and not publicly available;

3.	reviewed third-party pricing data that was provided to us by or on behalf of the Company;

4.	discussed the past and current operations, financial condition and financial prospects of the Company with senior executives of the Company;

5.	compared the financial performance of the Company with that of certain publicly-traded companies and their securities which we believe to be generally relevant;

6.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

7.	reviewed the reported price and trading activity for the Shares;

8.	reviewed the Agreement; and

9.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of fact. In arriving at our opinion, we have also, at your direction, relied upon the third party pricing data referred to in item 3 above which, together with the management operating model referred to in item 2 above, we have assumed (with your consent) to have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management or the applicable third-party, as the case may be, as to the matters contained therein. In arriving at our opinion, we have also not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency of any party to the Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

We have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or the form of the Transaction. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement, without material modification, waiver or delay. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, a substantial portion of which is contingent upon the closing of the Transaction and a portion of which is payable upon the public announcement of the execution of the Agreement. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities (or related derivative securities) or senior loans of the Company, Acquisition Sub or either of the Buyers.

It is understood that this letter is for the information and assistance of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this Transaction if such inclusion is required by applicable law. This opinion is not intended to be and does not constitute a recommendation to any holder of the Shares as to whether or not such holder of the Shares should tender its Shares with respect to the Tender Offer or how such holder of the Shares should vote or otherwise act with respect to the proposed Transaction or any other matter. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the $29.25 per Share in cash to be received by the holders of the Shares (other than each of the Buyers or any of their respective affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

ANNEX B

SECTIONS 100 AND 101 OF THE BUSINESS CORPORATION ACT OF THE REPUBLIC OF THE
MARSHALL ISLANDS — DISSENTERS’ RIGHTS

§100. Right of dissenting shareholder to receive payment for shares.

Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares:

(a) any plan of merger or consolidation to which the corporation is a party; or

(b) any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sales be distributed to the shareholders in accordance with their respective interests within one year after the date of sale. [P.L. 1990-91, §10.7.]

§101. Procedure to enforce shareholder’s right to receive payment for shares.

(1) Objection by shareholder to proposed corporate action.  A shareholder intending to enforce his rights under section 92 or 100 of this Act to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this Act or where the proposed action is authorized by written consent of shareholders without a meeting.

(2) Notice by corporation to shareholders of authorized action.  Within twenty (20) days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objections or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

(3) Notice by shareholder of election to dissent.  Within twenty (20) days after the giving of notice to him, any shareholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 96 shall file a written notice of such election to dissent within twenty (20) days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 96 of this division.

(4) Dissent as to fewer than all shares.  A shareholder may not dissent as to fewer than all the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.

(5) Effect of filing notice of election to dissent.  Upon filing a notice of election to dissent, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares.

(6) Offer by corporation to dissenting shareholder to pay for shares.  Within seven (7) days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven (7) days after the proposed corporate action is consummated, which ever is later, the corporation or, in the case of a merger or consolidation, the surviving or consolidated corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. If within thirty (30) days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within thirty (30) days after the making of such offer upon the surrender of the certificates representing such shares.

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(7) Procedure on failure of corporation to pay dissenting shareholder.  The following procedures shall apply if the corporation fails to make such offer within such period of seven (7) days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty (30) days thereafter upon the price to be paid for shares owned by such shareholder:

(a) The corporation shall, within twenty (20) days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the High Court of the Republic in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. In the case of Marshall Islands corporations whose shares are traded on a national or local securities exchange located outside of the Marshall Islands, such proceedings may be instituted in any court in the country where the shares of the company are primarily traded, If, in the case of merger or consolidation, the surviving or consolidated corporation is a foreign corporation without an office in the Marshall Islands, such proceeding shall be brought in the country where the office of the domestic corporation, whose shares are to be valued, was located.

(b) If the corporation fails to institute such proceedings within such period of twenty (20) days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty (30) days after the expiration of such twenty (20) day period. If such proceeding is not instituted within such thirty (30) day period, all dissenter’s rights shall be lost unless the court, for good cause shown, shall otherwise direct.

(c) All dissenting shareholders, excepting those who, as provided in subsection (6) of this section have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporations shall serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons.

(d) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such a determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholder’s authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value.

(e) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined. Within sixty (60) days after the final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due to him, upon surrender of the certificates representing his shares.

(8) Disposition of shares acquired by the corporation.  Shares acquired by the corporation upon the payment of the agreed value therefore or the amount due under the final order, as provided in this section, shall become treasury shares or be canceled except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(9) Right to receive payment by dissenting shareholder as exclusive.  The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any right to which he might otherwise be entitled by virtue of share ownership, except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder. [P.L. 1990-91, §10.8; amended by P.L. 1998-73, §101]

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ANNEX C

OMI CORPORATION

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about April 27, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.50 per share, of OMI Corporation (the “Company”) and the associated preferred stock purchase rights (the “Rights,” and collectively with the common stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between the Company and American Stock Transfer and Trust Company, as Rights Agent, as amended (the “Rights Agreement”).

The Schedule 14D-9 relates to the tender offer by Omaha Inc., a corporation organized under the laws of the Republic of The Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay Shipping Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (“Teekay”), through its wholly owned subsidiary, Teekay Acquisition Holdings LLC, a limited liability company organized under the laws of the Republic of The Marshall Islands and A/S Dampskibsselskabet Torm, a Danish company (“Torm,” and together with Teekay, collectively “Parent”). The tender offer is being made pursuant to the Transaction Agreement, dated as of April 17, 2007, by and among Parent, Purchaser and the Company (as the same may be amended, the “Transaction Agreement”). Pursuant to the tender offer, Purchaser is offering to purchase all of the outstanding Shares at a purchase price of $29.25 per Share (as such price may be increased in accordance with the Transaction Agreement, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (that, together with the Offer to Purchase, as each of the same may be amended, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and the Purchaser with the Securities and Exchange Commission (the “SEC”) on April 27, 2007.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

All information set forth in this Information Statement or incorporated by reference into this Information Statement about Parent, the Purchaser or the potential designees or their respective affiliates, as well as actions or events respecting any of them, was provided by Parent or the Purchaser . The Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of April 26, 2007, 61,984,900 Shares were outstanding and entitled to vote.

BACKGROUND INFORMATION

On April 17, 2007, the Company entered into the Transaction Agreement with Parent and the Purchaser. The Transaction Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Business Corporation Act of the Republic of The

Marshall Islands (the “BCA”), the Company will be merged with and into the Purchaser (the “Merger”). Following the consummation of the Merger, the Purchaser will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned directly or indirectly by Parent, the Purchaser or the Company or owned by any dissenting Shareholder) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price (the “Merger Consideration”).

DIRECTORS DESIGNATED BY THE PURCHASER

Right to Designate Directors

The Transaction Agreement provides that promptly upon the purchase of Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board of Directors as will give the Purchaser representation on the Company Board of Directors equal to the product of the total number of directors on the Company Board of Directors and the percentage that the number of Shares beneficially owned by the Parents and the Purchaser bears to the total number of Shares outstanding, and the Company and the Company Board of Directors will take all action necessary to cause the Purchaser’s designees to be so elected or appointed to the Company Board of Directors. The Transaction Agreement further provides that the Company and the Company Board of Directors have agreed to take all action necessary to promptly cause the Designees to be elected or appointed to the Company Board of Directors as provided above, including increasing the size of the Company Board of Directors or using its reasonable best efforts to secure the resignations of such number of current directors as is necessary to provide the Purchaser with such level of representation. The Company has also agreed to use its reasonable best efforts to cause the Designees to be proportionately represented on each committee of the Company Board of Directors and each board of directors and each committee thereof of each subsidiary of the Company.

Information with respect to the Designees

As of the date of this Information Statement, Parent has informed the Company that it intends to designate Arthur J. Bensler, Jesper Holmark, Klaus Kjærulff and Bjorn Moller, each of whom is an officer of Teekay or TORM and a member of Purchaser’s board of directors, to serve as directors of the Company (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees, including age as of the date hereof, current principal occupation or employment and five-year employment history.

Name	Age	Principal Occupation or Employment	Citizenship

Arthur J. Bensler	49	Mr. Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became Teekay’s Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay. Mr. Bensler has been a director of the Omaha, Inc. since April 17, 2007.	Canadian
Jesper Holmark	40	Mr. Holmark has served as TORM’s Senior Vice President for Corporate Governance, Controlling and Accounting since April 1, 2007. From 2003 to 2007, Mr. Holmark served as TORM’s Vice President for Accounting. Prior to joining TORM, Mr. Holmark was employed as a Finance Manager at Danisco A/S. Mr. Holmark has been a director of the Omaha, Inc. since April 17, 2007.	Danish
Klaus Kjaerulff	55	Mr. Kjaerulff has been TORM’s Chief Executive Officer and Managing Director since September 2000 and TORM’s Acting Chief Financial Officer since June 2006. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for TORM’s tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of TORM’s tanker division. He is a member of the board of the Danish Shipowners’ Association and also serves as a member of the board of directors of ICC Denmark, Assuranceforeningen SKULD, Norske Veritas Rad and The Trade Council of Denmark. Mr. Kjaerulff has been a director of the Omaha, Inc. since April 17, 2007.	Danish
Bjorn Moller	49	Mr. Moller became a Teekay director and President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. As well, he has served as Vice Chair and a Director of Teekay Offshore GP L.L.C. since it was formed in November 2004. Mr. Moller has over 25 years’ experience in the shipping industry and in December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation. He has served in senior management positions with Teekay for more than 15 years and has headed Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities. Mr. Moller has been a director of the Omaha, Inc. since April 17, 2007.	Danish

CURRENT BOARD OF DIRECTORS

The Board of Directors of the Company is presently composed of seven members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

Name	Age	Principal Occupation/Employment	Term Expiration

Michael Klebanoff	86	Private investor; Chairman Emeritus of OMI Corporation	2007
Donald C. Trauscht	73	Chairman, BW Capital Corporation	2007
Robert Bugbee	46	Chief Operating Officer and President of OMI Corporation	2008
James N. Hood	72	Self employed; former President and Chief Executive Officer of Teekay Shipping Corporation	2008
Philip J. Shapiro	54	President and Chief Executive Officer of Liberty Maritime Corporation	2008
Craig H. Stevenson, Jr.	53	Chairman of the Board and Chief Executive Officer of OMI Corporation	2009
James D. Woods	75	Retired, formerly Chief Executive Officer of Baker Hughes Inc.	2009

The following are brief biographies of each current member of the Board.

Michael Klebanoff is a private investor. He was President of Old OMI from 1969 to 1983 and was Chairman of the Board of Old OMI from 1983 until November 1995.

Donald C. Trauscht has been Chairman, BW Capital Corporation since 1966. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg Warner Corporation, including Chairman and Chief Executive Officer. Mr. Trauscht is a director of Esco Technologies, Inc. and Bourns, Inc.

Robert Bugbee was elected President effective January 25, 2002. He was previously elected Executive Vice President effective January 1, 2001, Director and Senior Vice President in 1998 and Chief Operating Officer in March 2000. He was Senior Vice President of Old OMI from August 1995 to June 1998. Mr. Bugbee joined Old OMI in February 1995.

James N. Hood is self employed. He was President and Chief Executive Officer of Teekay Shipping Corporation from 1992 to 1998, Director of Teekay Shipping Corporation from 1993 to 1998 and consultant to Teekay Shipping Corporation from 1998 to 2000. In addition to his 34 years of shore service in various senior management positions, Captain Hood served at sea for 19 years, including four years of command experience.

Philip J. Shapiro has been President and Chief Executive Officer of Liberty Maritime Corporation, the largest privately held independent operator of U.S. flag dry bulk vessels and which also operates international flag dry bulk vessels, since 1988.

Craig H. Stevenson Jr. was appointed President and Chief Executive Officer of the Company in 1998 and was elected Chairman of the Board of Directors that year. Mr. Stevenson was President until January 25, 2002 when Mr. Robert Bugbee was promoted from Executive Vice President to President of the Company. Mr. Stevenson had been Chief Executive Officer of Old OMI from January 1997 and was President of Old OMI from November 1995 to June 1998.

James D. Woods is retired, he worked for Baker Hughes Inc., one of the largest companies in the oil-services industry, and its predecessor from 1955 to 1997. From January 1989 until January of 1997 Mr. Woods was Chairman of the Board and Chief Executive Officer of Baker Hughes Inc. Mr. Woods is also a director of Complete Production Services, Esco Technologies, Inc., USEC, Inc., and Foster Wheeler, Ltd.

GOVERNANCE OF THE COMPANY

Our business, property and affairs are managed by its officers, under the direction of the Board of Directors pursuant to the Business Corporations Act of the Republic of The Marshall Islands and our by-laws. Members of the Board of Directors are kept informed of the Company’s business through discussions with the Chief Executive Officer, the President and the Senior Vice Presidents, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

During 2006, there were five Board of Directors’ meetings of the Company. All directors attended at least four of the meetings except for one director who attended three meetings. The Company encourages, but does not require, directors to attend the annual meeting of stockholders. All directors attended the 2006 annual meeting.

We have been continuing our review of our corporate governance policies and practices. This review includes a comparison of our current policies and practices to those suggested by authorities active in corporate governance and practices of other public companies. Based upon this review we have adopted and we expect to adopt in the future any changes that the Board of Directors believes are the best corporate governance policies and practices for the Company. We believe we are in compliance with all current requirements of the Sarbanes-Oxley Act of 2002 and of the New York Stock Exchange. We will adopt changes, as appropriate, to maintain such compliance.

Recently, the Board approved changes to the Board Guidelines on Corporate Governance and all committee charters which centralized the definition of independence into the Board Guidelines on Corporate Governance and modified and guidelines to permit directors to have a business relationship with the company so long as the Board of Directors determines that the relationship is not material to the company or the director. The Board Guidelines on Corporate Governance together with the Committee Charters are available on the Company’s website or in print to any stockholder who requests them.

Contacting Directors

Any interested party may communicate with the Company Board of Directors or a specific director by writing to the director and mailing it to the Company. Those addressed to the specified director will be forwarded to that director. Other communications will be forwarded to the Presiding Director or the Chairman of the Audit Committee. Management will not read the communication unless the recipient has read it and presented it to management.

Independent Directors

The Board of Directors has determined affirmatively that all of the current directors and nominees for directors, except Mr. Stevenson and Mr. Bugbee, have no relationship with the Company other than in their roles as directors and stockholders and are “independent” for purposes of the New York Stock Exchange listing standards and rules implementing the Sarbanes-Oxley Act of 2002. The Company has had the following committees: Audit, Compensation and Nominating/Corporate Governance. All members of those committees qualify as independent as defined above. The Company established an Executive Committee during 2005 to act as and for the Board of Directors in intervals between meetings of the Board of Directors when expeditious action of the Board of Directors is necessary. The Chairman and two independent directors are members of the Executive Committee. There has been no Executive Committee meeting since its formation.

Presiding Director

Since 2002, the Company has had a Presiding Director, whose primary responsibility is to preside over periodic executive sessions of the Board in which management directors and other members of management do not participate. The Presiding Director also advises the Chairman of the Board with respect to agendas and information requirements relating to Board and committee meetings and performs other duties that the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities. The non-management members of the

Board of Directors have designated James D. Woods to serve in this position until the Board meeting next following the 2007 annual meeting of stockholders. During 2006, the non-management directors met three times, without management being present, with Mr. Woods presiding.

Certain Transactions and Business Relationships

No current director, nominee for director or officer or immediate members of their families nor any 5% shareholder had any business relationship with the Company in 2006 other than in a capacity as officer or director.

Committees of the Board and Meetings

The Audit Committee, comprising Messrs. Trauscht (Chairman), Shapiro and Klebanoff, performs functions traditionally performed by audit committees and those now required by the New York Stock Exchange and applicable law, including engaging the independent registered public accounting firm to be appointed by the Company, reviewing the results of each year’s audit and each quarter’s financial results, evaluating any recommendations the independent registered public accounting firm may propose with respect to the Company’s internal controls and procedures and overseeing the responses made to any such recommendations. In 2006, the Audit Committee met nine times for the purpose of reviewing quarterly and annual financial results and reports, audit procedures and inquiring into financial, legal, and other matters. All members attended at least six of the meetings. The Compensation Committee, comprising Messrs. Shapiro (Chairman), Klebanoff and Woods, reviews and determines the compensation of the Company’s executives and makes recommendations to the Board with respect to incentive compensation plans and equity-based plans for senior management, and evaluates and makes recommendations to the Board in respect of director compensation. The Compensation Committee met three times in 2006 for the purpose of reviewing overall compensation and employee benefit practices and programs. Mr. Klebanoff was appointed to the committee after all 2006 meetings had been held. The other members attended all meetings. The Nominating/Corporate Governance Committee, comprising Messrs. Woods (Chairman), Hood and Trauscht identifies and recommends individuals qualified to become members of the Board of Directors to fill vacancies on the Board, recommends the director nominees for the next annual meeting of stockholders and develops and recommends to the Board a set of corporate governance principles applicable to the Company. In 2006, the Nominating/Corporate Governance Committee met two times for the purpose of reviewing the Company’s corporate governance policies and practices and recommending the Class II Directors to be elected at the 2006 annual meeting. All members attended both of the meetings. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of which he was a member except Mr. Shapiro, who attended 71% of such meetings.

Report of the Audit Committee

The functions of the Company’s Audit Committee are to engage the independent registered public accounting firm of the Company, review the Company’s financial statements and reporting, the adequacy of the Company’s internal controls and financial reporting process and the reliability of the Company’s financial statements, the performance of its audit and internal functions and its compliance with legal and regulatory requirements and to assess the areas of risk in the Company’s business and the manner of dealing with those risks. The Board has determined that Donald Trauscht and Michael Klebanoff meet the requirements and qualify as “audit committee financial experts” as defined in the final rules implementing the Sarbanes-Oxley Act of 2002, based upon their experience as chief executive officers (and in Mr. Trauscht’s case, chief financial officer) of other companies. All members meet the New York Stock Exchange standards with respect to having accounting or related financial management expertise. The Board has adopted a written charter setting out the organizational parameters, role and responsibility of the Audit Committee and the audit related functions in more detail. A copy of the committee’s charter can also be viewed on our website at www.omicorp.com and is available in print to any shareholder who requests it.

The Committee met with Deloitte & Touche LLP, the Company’s independent registered public accounting firm (“Deloitte & Touche”), with and without management present, to review and discuss the overall scope and plans for the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006 and the results of such audit. Management represented to the Committee that the Company’s financial statements were prepared in accordance with generally accepted accounting principles. The Committee reviewed and discussed the Company’s auditing and accounting principles and procedures and the Company’s financial statements presentation with management and Deloitte & Touche, including a review of any significant financial reporting issues and the selection, application and disclosure of the Company’s accounting policies, including policies for which management is required to exercise discretion or judgment regarding implementation. These discussions included consideration of the quality, not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments and the clarity of disclosure in the Company’s financial statements. In addition, during 2006 the Committee met with management and Deloitte & Touche to review the Company’s quarterly results.

The Committee also discussed and reviewed with Deloitte & Touche all communications required under generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (the “PCAOB”), including the matters required to be discussed by Deloitte & Touche with the Committee under Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

In addition, Deloitte & Touche provided to the Committee a formal written statement describing all relationships between Deloitte & Touche and the Company that might bear on Deloitte & Touche’s independence as required by Independence Standards Board Standard No. 1, as amended (Independence Discussions with Audit Committees) and the PCAOB. The Committee reviewed and discussed with Deloitte & Touche any matters that may impact Deloitte & Touche’s objectivity and independence from the Company and management, including the provision of non-audit services to the Company. Nothing came to the Committee’s attention as a result of its review of Deloitte & Touche’s statement or its discussions with Deloitte & Touche that would indicate that Deloitte & Touche lacked such objectivity or independence.

In performance of its functions, the Committee reviewed the audited financial statements for the year 2006, including the Management’s Discussion and Analysis of Results of Operations and Financial Condition, discussed the statements with management and with Deloitte & Touche both with and without management present. The Audit Committee also discussed with the Company’s senior management and independent registered public accounting firm the process used for certifications by the Company’s Chief Executive Officer and Chief Financial Officer which is required by the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002 for certain of the Company’s filings with the Securities and Exchange Commission. It reviewed the process for the Company to comply with Section 404 of the Sarbanes-Oxley Act of 2002 in respect of its internal control over financial reporting and discussed the process and controls, the testing of the controls and the audit of the controls with management, outside consultants and the Company’s independent registered public accounting firm.Management stated that the Company maintained effective internal control over financial reporting as of December 31, 2006 in all material respects.

The independent registered public accounting firm audited and expressed opinions concerning the annual financial statements prepared by management, the effectiveness of the Company’s internal control over Financial Reporting as of December 31, 2006 and the management’s assessment of the Company’s internal controls over Financial Reporting as of December 31, 2006. It opined that the financial statements fairly present the financial position, results of operation and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America, that the Company’s internal control over financial reporting was effective as of December 31, 2006 and management’s assessment of the effectiveness of the internal control over financial reporting is fairly stated. The independent registered public accounting firm discussed with the Audit Committee any issues they believe should be raised with the Audit Committee.

Donald C. Trauscht, Chairman
Michael Klebanoff
Philip J. Shapiro

Report of the Nominating/Corporate Governance Committee

The OMI Board of Directors’ Nominating/Corporate Governance Committee identifies and recommends individuals qualified to become directors to fill vacancies in the Board and recommends to the Board of Directors the director nominees for the next annual meeting of stockholders. In identifying candidates to be directors, the committee seeks persons it believes to be knowledgeable in the business of the Company or some aspect of it which makes it likely the persons will benefit the Company and are of a character the committee believes reflects the high standards of honesty and integrity desired of the Company. The committee has neither received nor rejected any candidate proposed by security holders or others.

The Committee recommended to the Board of Directors the nomination for re-election of Michael Klebanoff and Donald C. Trauscht as Class III Directors. Both have agreed to serve and the Committee believes they have shown the qualifications and character desired of OMI directors.

A copy of the Company’s Board Guidelines on Corporate Governance and the Committee’s charter can be viewed on our website at www.omicorp.com, Each is available in print to any shareholder who requests it.

Stockholders who wish to recommend individuals for consideration by the Nominating/Corporate Governance Committee to become nominees for election to the Board of Directors may do so by following the procedures set forth below in this Proxy Statement under the heading “Shareholder Proposals.” For persons proposed by stockholders to be considered, the following information concerning each nominee must be timely submitted in accordance with the required procedures: (1) the nominee’s name, age, business address, residence address, principal occupation or employment, the number of shares of the Company’s common stock the nominee beneficially owns and any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder; and (2) as to the stockholder proposing such nominee, that stockholder’s name and address, the number of shares of the Company’s common stock the stockholder beneficially owns, a description of all arrangements and understandings between the stockholder and the nominee or any other person (including their names) pursuant to which the nomination is made, a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person named in its notice and any other information relating to the stockholder that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder.

The notice must also be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a director if elected.

James D. Woods, Chairman
James N. Hood
Donald C. Trauscht

Report of the Compensation Committee

Pursuant to its charter, the Compensation Committee approves all compensation and awards to executive officers, which include the Chief Executive Officer and Chief Operating Officer, and its three senior vice presidents. Generally, on its own initiative the Compensation Committee reviews the performance and compensation of all five named executive officers and, following discussions with the Chief Executive Officer and, where it deems appropriate, advisors, establishes their compensation levels. The Compensation Committee has consulted with Frederic W. Cook & Co., Inc. from time to time for advice concerning compensation. For other employees, the named executive officers make recommendations through the Chief Executive Officer to the Compensation Committee that generally, with minor adjustment, are approved. With respect to equity compensation awarded to non-named executive officers, the Compensation Committee grants restricted stock, generally based upon the recommendation of the Chief Executive Officer. A copy of the Committee’s charter can be viewed on our website at www.omicorp.com, and is available in print to any shareholder who requests it. The Committee comprises Messrs. Shapiro (Chairman), Klebanoff and Woods.

This report is submitted by the Committee.

Philip J. Shapiro, Chairman
James D. Woods
Michael Klebanoff

Compensation Committee Interlocks and Insider Participation

The Compensation Committee comprises Messrs. Shapiro, Klebanoff and Woods, all of whom are directors of the Company and none of whom is or has been an officer of the Company or any of its subsidiaries. None has provided services to the Company other than in their roles as director and committee members, nor has received other remuneration from the Company aside from directors’ fees, except that Mr. Klebanoff received additional amounts pursuant to an agreement between him and a company which owned a predecessor of the Company with respect to healthcare and pension amounts related to service to the predecessor. The payments are stated in the Director Compensation table on page C-10.

Corporate Code of Ethics

We have had a Corporate Code of Ethics for many years. We require all directors, officers and employees to adhere to our Code of Ethics in addressing legal and ethical issues encountered in conducting their work for the Company. The Code of Ethics requires that our directors, officers, and employees avoid conflicts of interest, comply with all applicable laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company’s best interest. Each year, all of our directors, officers and employees are required to certify that they have read, understood and are obligated to comply with the policies and principles set forth in the Code of Ethics.

Directors, officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and direct complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have such procedures in place.

The Company’s Corporate Code of Ethics can be viewed on our website at www.omicorp.com, and is available in print to any shareholder who requests it.

COMPENSATION

Director Compensation

Directors who are also officers or employees of the Company do not receive any fees or remuneration for services as members of the Board of Directors or of any committee thereof.

At the request of the Board of Directors, during 2003 the Compensation Committee reviewed director compensation, with the help of an independent consultant. The review concluded directors spend substantially more time due to increased requirements from laws and stock exchange rules and the committee recommended that director compensation should be increased to reflect that additional time expended and the more difficult regulatory environment. The Board of Directors accepted the recommendation. At that time, the directors’ compensation was increased and each director is paid a $35,000 annual retainer, a restricted stock award of shares equal in value at the grant date to the amount of the retainer, meeting attendance fees of $1,500 per board or committee meeting attended, and committee membership fees of $5,000 (except the membership on the Audit Committee, which is expected to demand more time, is $7,500), with the chairman receiving double the amount. The Presiding Director receives an additional $20,000. In 2004 and 2005, the same number of shares were awarded as in 2003. In 2006, an award intended to cover awards for each of the years 2006, 2007 and 2008 were made. The value of the 2004 award at grant date was approximately $63,000 and the value of the 2005 award at grant date was approximately $98,000. The value of the 2006 award at grant date in 2006 was $546,000. All such grant values exceeded the value of the retainer of $35,000, but were deemed appropriate due to the performance of the Company and the work of the directors in helping to achieve that performance.

The following table summarizes the compensation to directors for 2006.

DIRECTOR COMPENSATION

					Change in
					Pension Value
					and Non-qualified
	Fees(1)			Non-Equity	Deferred
	Earned	Stock(2)(3)	Option(4)	Incentive Plan	Compensation	All Other
	or Paid in	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	Cash ($)	($)	($)	($)	($)	($)	($)

James D. Woods	85,000	91,364	0	0	0	0	176,364
Donald C. Trauscht	79,000	91,364	0	0	0	0	170,364
Michael Klebanoff	63,500	91,364	0	0	0	32,835	187,699
Philip J. Shapiro(5)	70,500	95,108	0	0	0	0	165,608
James N. Hood	49,000	91,364	0	0	0	0	140,364

(1)	The Company paid a cash retainer of $35,000 to each director. Additionally, we paid:

• to Mr. Woods, $20,000 for his role as Presiding Director, $10,000 for being chairman of the Nominating/Corporate Governance Committee, $5,000 for being a member of the Compensation Committee and $15,000 for attendance at meetings;

• to Mr. Trauscht, $15,000 for being chairman of the Audit Committee, $5,000 for being a member of the Nominating/Corporate Governance Committee and $24,000 for attendance at meetings;

• to Mr. Klebanoff, $7,500 for being a member of the Audit Committee and $21,000 for attendance at meetings; Mr. Klebanoff received a pension amount of $25,492 and $7,343 for reimbursement of healthcare costs, both related to service for a predecessor of the Company;

• to Mr. Shapiro, $10,000 for being chairman of the Compensation Committee, $7,500 for being a member of the Audit Committee and $18,000 for attendance at meetings; and

• to Mr. Hood, $5,000 for being a member of the Nominating/Corporate Governance Committee and $9,000 for attendance at meetings.

(2)	Each non-management director was awarded 15,861 restricted shares on May 31, 2006. The value at closing price on that date was $18.64. The FAS 123R fair value of each grant was $295,649. The awards vest over the third through seventh anniversaries of award.

(3)	Awards paid on May 31, 2006 were intended to cover a three year award period; consequently the Compensation Committee does not intend to consider additional equity awards for existing directors until 2009. The amount shown is the FAS 123R cost to the Company related to the awards in 2006 and prior years.

(4)	At year-end 2006, each of the directors had 39,960 except for Mr. Shapiro who had 44,960 restricted shares with a value of $877,179 for the directors other than Mr. Shapiro, and a value of $951,803 for Mr. Shapiro based on the closing price on December 29, 2006 of $21.17 per share.

(5)	As of December 31, 2006, Mr. Shapiro had options to purchase 30,000 shares of common stock. No other director had any such options.

Executive Compensation

Compensation Discussion and Analysis

General Philosophy.  The Company seeks to attract and retain the highest quality individuals as employees. We pay senior management and other employees at the top end of our industry, making it easier to retain them and making us attractive to other talented individuals. We compensate our senior management through a mix of base salary, annual bonus and equity compensation.

The primary objective of our compensation programs is to be competitive with comparable employers and others with whom we compete for talented employees and to align management’s incentives with the long-term interests of stockholders. We view compensation as a tool to: (1) encourage senior executives to identify with the goals and objectives of the Company and to reward the achievement of those goals and objectives; (2) acknowledge individual contributions of executives in achieving corporate goals; (3) encourage executives to be creative and aggressive, within the bounds of sound reason, in working toward Company and shareholder objectives; and (4) encourage highly focused attention to corporate goals, while at the same time incorporating recognition of the cyclical nature of the shipping industry. The Company provides a mix of short and long-term compensation to reward both current performance and future commitment to OMI, and to establish a working environment that encourages talent, rewards good judgment, and maintains a quality working environment.

The Company has a small group of senior managers (five in all, who are considered our “named executive officers”), all of whom interact with the Board of Directors as well as with each other, allowing first hand opportunities to judge each one’s performance. All of the named executive officers have functions which require them to work closely with the other named executive officers, making teamwork and cohesiveness a priority for the Company’s success.

Overall Compensation.  The Compensation Committee of our Board of Directors (the “Compensation Committee”) is empowered to review, approve or, in some cases, recommend for the approval of the full board of directors, the annual compensation for the named executive officers. The Compensation Committee from time-to-time engages independent compensation consultants to help determine appropriate senior executive compensation. However, competitive data provided by the consultants is of limited value due to the lack of publicly-traded comparables who publish relevant information. Most tanker ownership and operation is done through private companies, and of the public companies, most are not U.S. based or controlled and do not have to provide detailed compensation information. Only two major competitors (Overseas Shipholding Group (“OSG”) and General Maritime Corporation (“General Maritime”)) file proxy statements with information sufficient for a meaningful comparison. Also, the Company competes for personnel not only with them but with other ship owners, whether public or private, as well as with brokerages, vessel managers and others. All have varying methods of compensation, and often draw employees from us. This means that our compensation philosophy must be sufficiently flexible to adapt to what related industry entities may be doing, while staying within norms of the few publicly traded competitors.

When analyzing compensation, the Company takes into account general and administrative (“G&A”) expense relative to its competitors. G&A relates to the costs of operating the Company, as opposed to the costs of running the vessels. For purposes of analyzing compensation, we believe this is an important measure because our goal is to provide a safe and efficient operation at an overall cost lower than our competitors, regardless of the compensation to individuals. We have highly paid individuals (but fewer of them than almost all of our competitors), some of whom have additional responsibilities compared to persons with similar titles in other companies. In our opinion, it is more efficient to compensate a smaller group of highly qualified executives than to maintain a larger staff. We have considerably lower G&A on a per vessel basis than OSG, General Maritime or Teekay Shipping (another competitor, whose G&A we can determine from filings, though compensation to individual managers is not available).

We believe that senior management of the Company is superior to that of other publicly-traded tanker companies, and compensation is the best tool for rewarding superior performance, motivating future performance and keeping together the management team. We base our conclusion on the following:

•	the growth of the Company

•	the reduction in age profile of its fleet

•	the quality of that fleet and its operations

•	the ability to obtain better spot market rates than competitors

•	the securing of a substantial number of profitable time charters

•	the selling of vessels with substantial gains

•	the record performance consecutively in the last four years

Compensation for our named executive officers consists primarily of salary, bonuses and equity compensation. Salary and bonuses are paid in cash and are meant to compensate for the shorter term. Equity-based compensation is intended to be longer term, and rewards recipients for Company and stock performance.

The mix of base salary, cash bonus, and equity compensation that we pay to our named executive officers varies from year to year, and our Compensation Committee does not follow a set formula or specific guidelines in determining how to allocate among the compensation components.

Base Salaries.  The Compensation Committee periodically reviews the performance of the Company and its executives. We must also remain competitive with others in our industry and related businesses. Base salaries of OMI’s Chief Executive Officer and other named executive officers paid in 2006 are listed in the Summary Compensation Table on page C-13. Base salaries are reviewed annually by the Compensation Committee. Under the terms of each executive employment agreement, salary may not be decreased. Any upward adjustments are determined by an assessment of current levels compared with other companies with whom we compete for talented individuals. Additional factors include review of the performance of the executive in carrying out job responsibilities, and internal equitable considerations. OMI tries to maintain a competitive salary structure in order to attract and retain the highly talented and qualified individuals necessary to ensure OMI prospers. The Compensation Committee, which prior to 2007 reviewed salary and bonuses near year-end, will review the salary component starting in 2007 at midyear. Information is obtained from public filings and information the Company gathers informally from conversations with persons in private companies as to their pay levels. Using this collection of inputs, the Compensation Committee makes a judgment on that basis of the level of salary.

Bonuses.  Bonuses, along with base salaries, provide the short-term incentive portion of executive compensation at OMI. Bonuses are paid at the discretion of the Compensation Committee. Bonuses are used to encourage the named executive officers to 1) make strategic decisions that will position the Company for future long-term success, 2) improve the efficiency, quality, environmental responsibility and safety of shipping operations, and 3) develop and improve the business of the Company. Early each year, the Compensation Committee determines what the appropriate basis should be for that year in determining nonequity cash incentive. For the past three years, the Committee has determined that the most important measuring tool is return on equity (“ROE”). ROE measures how the Company has performed with its shareholders’ investment in the Company.1 Prior to that time, other measures were used, such as stock price; however, stock price is a function of many factors some of which may not be related to Company or management performance. The Committee will review whether ROE remains the appropriate measure in the second quarter of 2007. The Committee has used the same standard for all five named executive officers (reflecting our belief in teamwork): no payment of non-equity cash incentive if ROE is less than 10%; payment in an amount equal to 100% of salary if ROE equals or exceeds 20% and payment in an amount equal to 150% of salary if ROE equals or exceeds 30%. Results falling between these parameters result in an interpolated payout. The amount payable under this formula appears in the column of the Summary Compensation Table below entitled “Non-Equity Incentive Plan Compensation.”

The ROE for 2004 was 38%, for 2005 was 36% and for 2006 was 38%, significantly above the 30% threshold for 150% payments. Each of the years was a record for net income and per share income for the Company. The difference between the actual ROE in each year and a 30% return would equal approximately $210 million in aggregate net income for those years. The Compensation Committee has discretion to pay additional cash bonuses above those provided for under the plan discussed earlier, and judged that the performance of the named executive officers as a team, and especially the CEO and the President in positioning the Company to benefit from strong tanker markets and creating the additional value from performance, merited an additional cash bonus. In the Summary Compensation Table, the “Bonus” column represents that additional amount paid.

As nearly all of our income is exempt from U.S. income tax, there are no adverse tax consequences from payments of annual compensation to any of our named executive officers in excess of the $1 million limit of U.S.

Internal Revenue Code Section 162(m) on deductible compensation regardless of whether or not those payments are non-performance based.

1 ROE is net income divided by average equity for the fiscal year.

SUMMARY COMPENSATION TABLE — 2006

						Change
						in Pension
					Non-Equity	Value and
					Other	Nonqualified
					Incentive	Deferred
				Stock	Plan	Compensation	All Other	All Other
Name and		Salary	Bonus	Awards(1)	Compensation(2)	Earnings(3)	Compensation(4)	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Craig H. Stevenson, Jr.	2006	975,000	1,137,500	1,437,495	1,462,500	N/A	209,913	5,222,408
Chief Executive Officer
Kathleen C. Haines	2006	472,000	67,000	451,235	708,000	N/A	71,217	1,769,452
Senior Vice President and Chief Financial Officer
Robert L. Bugbee	2006	787,500	918,750	925,369	1,181,250	N/A	170,323	3,983,192
President and Chief Operating Officer
Fredric S. London	2006	450,000	0	451,235	675,000	N/A	77,463	1,653,698
Senior Vice President. General Counsel and Secretary
Cameron K. Mackey	2006	410,000	60,000	411,384	615,000	N/A	62,315	1,558,699
Senior Vice President, OMI Marine Services

(1)	Awards made on May 31, 2006 were intended to cover a three year award period; consequently the Compensation Committee does not intend to consider additional equity awards for the named executives until 2009, The amount shown is the FAS 123R cost to the Company in 2006 for stock awards made in 2006 and prior years. For the assumptions upon which the FAS 123R value is based. See Note 14 to the Company’s financial statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K. There have been no forfeitures by the named executives.

(2)	The Compensation Committee determined early in 2006 to pay cash compensation based on return on equity. See Compensation Discussion and Analysis beginning on page C-10 for a description of the determination. The executives were thereby entitled to 150% of salary, which is the amount shown. Additional discretionary amounts awarded by the Compensation Committee are shown in the column entitled “Bonus.”

(3)	The Company has no defined benefit plans and does not provide preferential or above-market earnings under its Executive Savings Plan. For a summary of contributions and earnings in that plan see the Non-Qualified Deferred Compensation table on page C-17.

(4)	Included within this column are the following specific items with amounts for each named executive officer:

		OMI
	OMI	Payments to
	Payments to	Executive	Country
	Savings	Savings	Club
	Plan	Plan	Dues	Other	Total
	($)	($)	($)	($)	($)

Craig H. Stevenson, Jr.	13,200	187,120	7,677	1,916	209,913
Kathleen C. Haines	13,200	56,101	—	1,916	71,217
Robert L. Bugbee	13,200	140,303	15,570	1,250	170,323
Fredric S. London	13,200	51,831	8,850	3,582	77,463
Cameron K. Mackey	13,200	40,524	7,565	1,026	62,315

Grants of Plan-Based Awards — 2006

								All Other	All Other
								Stock	Option	Exercise
								Awards:	Awards:	or Base	Grant Date
								Number of	Number of	Price of	Fair Value
	Grant	Estimated Future Payments Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payments Under Incentive Plan Awards(1)			Shares of	Securities	Option	of Stock
	Date	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Underlying	Awards	and Option
Name	2/16/06	($)	($)	($)	($)	($)	($)	Units(2)	Options	($/Sh)	Awards ($)

Craig H. Stevenson. Jr.	2/16/06	0	975,000	1,462,500					0	N/A
	5/31/06				0	0	0	243,750			4,543,500	(2)
Kathleen C. Haines	2/16/06	0	472,000	708,000					0	N/A
	5/31/06				0	0	0	75,000			1,398,000	(2)
Robert L. Bugbee	2/16/06	0	787,500	1,181,250					0	N/A
	5/31/06				0	0	0	164,064			3,058,153	(2)
Fredric S. London	2/16/06	0	450,000	675,000					0	N/A
	5/31/06				0	0	0	75,000			1,398,000	(2)
Cameron K. Mackey	2/16/06	0	410,000	615,000					0	N/A
	5/31/06				0	0	0	75,000			1,398,000	(2)

(1)	All amounts payable listed hereunder have been paid. See Summary Compensation Table. The Company’s non-equity incentive plan is described in Compensation, Discussion and Analysis beginning on page C-10 under “Bonuses.”

(2)	Awards made on May 31, 2006 were intended to cover a three year award period; consequently the Compensation Committee does not intend to consider additional equity awards for the named executives until 2009. The price on the grant date was $18.64 per share.

Equity Compensation.  Our Compensation Committee also administers our equity plans. Restricted stock has been the Compensation Committee’s preferred form of equity award for OMI since the first awards in 2001. We grant restricted stock instead of stock options to our named executive officers for several reasons, including:

•	The accounting treatment for stock options under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” makes stock option grants less attractive due to the volatility of the price of our common stock;

•	Restricted stock grants permit us to issue fewer total common shares than stock option grants, thereby reducing potential dilution;

•	Our belief that restricted stock provides a form of incentive compensation that motivates our executive officers to the same extent as stock options;

•	Our belief that restricted stock grants are easier to administer than stock option grants; and

•	The negative public perception surrounding stock options in light of recent stock option back-dating controversies.

The Company has not made grants of stock options to executive officers since 2000. No named executive officer has any currently outstanding stock options.

We award restricted stock on a regular basis to named executive officers and on a less frequent basis to other employees. We believe in granting equity awards to all employees but award more sizeable grants to our named executive officers due to their significant influence in the Company’s operations and performance. In general, equity grants improve morale and align the interests of all employees with those of the shareholders. Restricted stock awards have vesting periods ranging from as short as three years from grant date to as long as date of retirement of the recipient. We believe time-based vesting provides the Company with an effective retention tool.

The Company has not required named executive officers to own a set number of shares as the employment agreements were already in place when the issue first arose, and the executives have had significant ownership of stock for many years. Mr. Mackey has less stock, but has been a senior executive for only about two years. The five named executive officers in aggregate own in excess of $14 million value in Company stock other than through grants of restricted stock.

The first grant of restricted stock in 2001 provided for vesting of 25% of the award three years later, 25% five years later (both have vested) and 50% at retirement. All named executive officers would be eligible to retire upon attaining age 55 with 15 years of service. These conditions provide the named executive officers with a long term incentive as well as a method for the Company to retain their employment.

A second award was made in 2003. Based upon recommendations of an independent compensation consultant, the intent was to make awards in a value approximately equal to each officer’s annual salary. The Compensation Committee intended that the awards would be of the same number of shares but awarded over a three year period. Therefore, awards were made in 2004 and 2005 equal to the same number of shares granted in 2003, though due to a rising stock price the values were higher than for the first year.

In 2006, the awards were intended to cover grants for 2006, 2007 and 2008. In accordance with that intention, awards vest on the third, fourth and fifth anniversaries for one-third of the award, the fourth, fifth and sixth anniversaries for another third of the award and the fifth, sixth and seventh anniversaries for the other third of the award. A multi-year award benefits the Company by fixing the cost.

All stock awards give immediate full rights to the recipient to dividends and voting.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

	Option Awards					Stock Awards
Equity Incentive
			Equity							Plan Awards:
			Incentive						Equity Incentive	Market or
			Plan Awards:						Plan Awards:	Payout Value
			Number of			Number of		Market	Number of	of Unearned
	Number of	Number of	Securities			Shares or		Value of	Unearned	Shares, Units
	Securities	Securities	Underlying			Units of		Shares or	Shares, Units or	or Other
	Underlying	Underlying	Unexercised	Option		Stock That		Units of	Other Rights	Rights That
	Unexercised	Unexercised	Unearned	Exercise	Option	Have Not		Stock That	That Have	Have Not
	Options	Options	Options	Price	Expiration	Vested		Have not	Not Vested	Vested
	($ Exercisable)	($ Unexercisable)	($)	($)	Date	($)		Vested ($)(2)	($)	($)

Craig H. Stevenson Jr.	0	0	0	N/A	N/A	628,876	(1)	13,313,304	0	0

Kathleen C. Haines	0	0	0	N/A	N/A	198,896	(1)	4,210,628	0	0

Robert L. Bugbee	0	0	0	N/A	N/A	411,016	(1)	8,701,209	0	0

Fredric S. London	0	0	0	N/A	N/A	198,896	(1)	4,210,628	0	0

Cameron K. Mackey	0	0	0	N/A	N/A	130,0451	(1)	2,753,053	0	0

(1)	Schedule of dates upon which restrictions lapse:

Name	Craig H. Stevenson, Jr.	Kathleen C. Haines	Robert Bugbee	Fredric S. London	Cameron Mackey
Date	# of Shares	# of Shares	# of Shares	# of Shares	# of Shares

12/01/07					8,000
9/25/07					1,667
9/12/07	29,391	9,237	18,369	9,237
6/09/07	29,390	9,237	18,369	9,237
12/01/08					8,000
9/25/08					1,667
9/12/08	29,391	9,237	18,369	9,237
6/09/08	29,391	9,237	18,369	9,237
5/19/08	29,390	9,237	18,369	9,237	9,237
12/01/09					8,000
6/09/09	29,391	9,237	18,369	9,237
5/19/09	29,391	9,237	18,369	9,237	9,237
6/01/09	27,084	8,334	18,230	8,334	8,334
5/19/10	29,391	9,237	18,369	9,237	9,237
6/01/10	54,167	16,667	36,459	16,667	16,667
6/01/11	81,250	25,000	54,688	25,000	25,000
6/01/12	54,166	16,666	36,458	16,666	16,666
6/01/13	27,083	8,333	18,229	8,333	8,333
At Retirement	150,000	50,000	100,000	50,000

Total	628,876	198,896	411,016	198,896	130,045

(2)	Values were calculated using the closing price on December 29, 2006 of $21.17 per share.

OPTION EXERCISES AND STOCK VESTED — 2006

	Option Awards		Stock Awards(1)
	Number of Shares	Value Realized on	Number of Shares	Value Realized
Name	Acquired in Exercise (#)	Exercise ($)	Acquired in Vesting (#)	on Vesting ($)

Craig H. Stevenson, Jr.	0	0	104,390	2,246,566
Kathleen C. Haines	0	0	34,237	737,309
Robert L. Bugbee	0	0	68,369	1,472,452
Fredric S. London	0	0	34,237	737,309
Cameron K. Mackey	0	0	1,666	34,032

(1)	The amounts in this column are calculated by multiplying the number of shares vested by the closing price of the Company’s common stock on the date of vesting.

Retirement Plans.  To be competitive and to encourage savings, the Company maintains a tax-qualified Saving Plan, for all employees, pursuant to which the Company matches named executive officer deferrals of the first 6% of salary (for other employees the match is made on the first 135% of the first 6% of salary) up to statutory limits.

To be competitive with other employers who provide more extensive retirement benefits, especially in light of the fact that the savings capability in the Savings Plan is small compared to the income of the executives, the Company maintains an Executive Savings Plan (the “ESP”). The ESP has been in effect since being established by a predecessor company in 1997. Five named executive officers and one other officer are the only participants. The Company matches the first 6% of salary and bonus deferred by the participant. The contributions, increases in value and value at year-end 2006 are shown in the Non- Qualified Deferred Compensation Table on page C-17.

Perquisites and Other Benefits.  We annually review perquisites of named executive officers. The primary perquisites for named executive officers are the reimbursement of the annual fees and assessments for one golf or social club. We encourage our named executive officers to belong to a golf or social club so that they have an appropriate entertainment forum for customers and appropriate interaction with their communities. In addition, is group life insurance equal to three times the executive’s annual salary, as is the case for all other employees.

Named executive officers also participate in the Company’s other benefit plans on the same terms as other employees. These plans include medical and dental insurance and life insurance.

Non-Qualified Deferred Compensation.  We have two defined contribution plans, (1) a Savings Plan in which all employees are eligible to participate, and (2) the Executive Savings Plan (the “ESP”) which is limited to senior executives and has six participants, including the five named executive officers. Statutory limits apply to deferrals (which may come from salary and/or bonuses) into the Savings Plan. The executive may defer and contribute up to 100% of salary and bonus into the ESP. For the named executives, the Company matches the first 6% of deferrals made by the executive into each plan (the matching in the Savings Plan for other employees is higher). A committee from OMI, with advice from a consultant selects equity and debt investment options which are available to participants. The investment decisions for all participants are their own, though for those in the ESP, they must be approved by the Committee. OMI common stock is one of the investment options, but the Company does not encourage participants to invest in OMI common stock and stock is not acquired from the Company.

As can be seen from the first column of the following table, most executives have contributed a much larger amount than is matched, meaning that the resultant earnings arise more from the contributions by the participants than from the contributions made by the Company and reflect a number of years of contributions and earnings.

NONQUALIFIED DEFERRED COMPENSATION — 2006

	Executive	Registrant	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance
	in Last Fiscal	in Last Fiscal	in Last Fiscal	Withdrawals/	at Last Fiscal
	Year	Year	Year	Distributions	Year End
Name	($)	($)	($)	($)	($)

Craig H. Stevenson, Jr.	385,640	187,120	679,047	0	5,430,378
Kathleen C. Haines	117,301	56,101	261,661	0	1,393,144
Robert Bugbee	138,503	140,303	733,572	0	4,497,370
Fredric S. London	50,031	51,831	315,491	0	2,412,321
Cameron Mackey	91,631	40,524	89,370	0	331,127

(1)	The executive’s earnings are not included in the Summary Compensation Table, as (a) the executive does not receive preferential or above-market earnings and retains all risk in respect of investments and (b) the earnings relate to contributions and earnings over the period of years the executive has participated in the plan.

POTENTIAL PAYMENTS FOR TERMINATION AND CHANGE IN CONTROL

Severance Benefits (No Change In Control).  We believe that companies should provide reasonable severance benefits to employees. In our opinion, employees who know they have a fair severance are more secure in their positions and can expend energies working for the good of the Company, rather than preparing for their next jobs. With respect to our named executive officers, these severance benefits are provided in their employment agreements. If the termination is involuntary and without “cause” or the employee terminates employment for “good reason,” (as those terms are defined in the agreements) the agreements provide for the establishment of a “Severance Period” of two years during which base salary, health and other insurance benefits continue. We do not accelerate the vesting of equity compensation, but whatever would otherwise vest in the Severance Period vests at the appropriate date. In addition, a terminated employee is entitled to receive any benefits that the employee otherwise would have been entitled to receive under our 401(k) Savings Plan and Executive Savings Plan. Those benefits are not increased or accelerated.

Based upon a hypothetical termination date of December 31, 2006, the severance benefits for our named executive officers would have been as follows:

Post Employment Benefits
Value as of December 31, 2006
No Change in Control

	Severance
	Amount Value	Severance Amount
	(Payment from Company)	(Equity Vesting)	Total
Name	($)	($)	($)

Craig H. Stevenson, Jr	2,342,526	3,110,995	5,453,521
Kathleen C. Haines	1,243,478	977,736	2,221,214
Robert Bugbee	1,888,254	1,944,359	3,832,613
Fredric S. London	1,112,814	2,036,236	3,149,050
Cameron Mackey	925,336	604,848	1,530,184

The executive’s balance of the executive in the Executive Savings Plan would be paid at the end of the Severance Period in either a lump sum, or over a period of up to ten years, whichever the executive has elected (see Non-qualified Deferred Compensation Table on page C-17 for each executive’s balance as of December 31,2006).

The amount in the above table under (No Change in Control) Severance Amount (Payment from Company) is the aggregate of (1) salary payable, (2) an additional 6% of the salary representing the match the Company would make into the executive’s accounts in the Company’s Savings Plan and Executive Savings Plan on the assumption that the executive would defer compensation into those plans in an amount necessary to receive the Company match under the terms of the plans, (3) the value of accrued but unused vacation at that date, plus (4) the cost to the Company for the Severance Period of maintaining the executive in the health and life insurance plans maintained by the Company based on current premiums. The amount in “Severance Amount Value (Equity Vesting)” is the value at year-end of the executive’s shares of restricted stock that would vest during the Severance Period. The executive would be entitled to the above in the event of termination by the Company other than for cause, voluntary termination by the executive for good reason (described below) or disability (in the case of disability restrictions on all restricted stock lapse).

The Company may terminate an Executive for “Cause,” as defined in the employment agreements. Cause includes the following:

(i) The executive’s breach in respect of his or her duties under the employment agreement, or

(ii) Any misconduct, dishonesty, insubordination or other act by the executive materially detrimental to the goodwill of the Company, or materially damaging to the Company’s relationships with their customers or employees.

“Good reason” will exist where there is a relocation of the Company’s offices (or the location of the performance of work by the executive) beyond a fifty mile radius of New York City (but only following a Change in Control); a material diminution of the executive’s duties and responsibilities, or a breach by the Company of any material provision of the employment agreement, including, without limitation a reduction in base salary, or the failure of the Company’s acquirors or successors, following a Change in Control, to expressly assume the employment agreement and agree to perform the obligations of the Company thereunder.

Change in Control.  Our named executive officers and other employees have built OMI into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change in control, for the good of the Company, as well as the individuals. It is our belief that the interests of stockholders will be best served if the interests of our named executive officers are aligned with them, and the provision of benefits should eliminate, or at least reduce their reluctance to pursue potential change in control transactions that may be in the best interest of shareholders. The requirements for the payments are calculated in accordance with the employment agreements.

The table below shows payments which would have been made if an involuntary or “good reason” termination following a Change in Control had occurred on December 31, 2006. The amounts in the first column below (other than to the amount related to accrued but unused vacation) are calculated based on the executive’s employment agreement.

Post Employment Benefits
Value as of December 31, 2006
Change in Control

	Severance	Severance
	Amount Value	Amount
	(Payment from Company)	(Equity Vesting)	Total
Name	($)	($)	($)

Craig H. Stevenson, Jr	9,003,750	13,313,304	22,317,054
Kathleen C. Haines	4,444,062	4,210,628	8,654,690
Robert Bugbee	7,260,144	8,701,209	15,961,253
Fredric S. London	4,194,519	4,210,628	8,405,147
Cameron Mackey	3,700,250	2,703,053	6,403,303

The table shows the amount the Company is to pay to the executive in a lump-sum (the column Severance Amount Value (Payment from Company)) which is calculated to be equal to the sum of (a) the then current salary of the executive multiplied by three, (b) an amount equal to 150% of that salary (which is the maximum bonus as defined in the executive’s employment agreement) multiplied by four and (c) the value of accrued but unused vacation. Additionally, all restricted stock would vest, the market value of which at December 31, 2006 is shown in the column Severance Amount Value (Equity Vesting). The executive’s balance in the Executive Savings Plan would be paid following termination in either a lump sum, or over a period of up to ten years, whichever the executive has elected (see Non-Qualified Deferred Compensation Table on page C-17 for each executive’s balance as of December 31, 2006). There are no payments for other benefits or perquisites.

We do not reimburse executive officers for any taxes imposed as a result of change in control benefits. All change in control benefits are “double trigger,” meaning that a Change in Control must have occurred and the employee must have been terminated by the Company or by the executive for “good reason,” except that the restricted stock award agreements provide that all restricted stock vests upon the Change in Control occurrence. Accelerated vesting is in accordance with our view that the executives should act primarily like shareholders in considering possible transactions that may involve the Company.

For purposes of these benefits, a change in control is deemed to occur, in general, if (a) a shareholder or group of shareholders acquires 20% or more of OMI’s common stock, or (b) a majority of the directors elected to office were not nominated by the Board of Directors in office at the time of their nomination.

Security Ownership of Certain Beneficial Owners and Management of OMI

The following table sets forth, as of March 9, 2007, certain information with respect to (i) each person known to the Company to be the beneficial owner of more than five percent (5%) of the Shares, which is the only class of outstanding voting securities, (ii) each director, (iii) each of certain executive officers, (iv) the Board Nominees and (v) all directors and all executive officers as a group:

	Amount and Nature
Name and Address of	of Beneficial
Beneficial Owner	Ownership(1)	Percent of Class

FMR Corp	9,673,407	15.61	(2)
82 Devonshire Street Boston, MA 02109
Freiss Associates LLC	3,340,000	5.39
115 E. Snow King Jackson, WY 83001
Craig H. Stevenson, Jr.(2)	1,089,447	1.76
Robert L. Bugbee(3)	685,613	1.11
Kathleen C. Haines(4)	235,318	*
Fredric S. London(5)	419,813	*
Cameron K. Mackey(6)	140,750	*
James Hood(7)	47,613	*
Michael Klebanoff(7)	555,687	*
James D. Woods(7)	66,322	*
Donald C. Trauscht(7)	64,722	*
Philip J. Shapiro(8)	81,722	*
All directors, nominees and executive officers as a group (10 persons)	3,387,007	5.46

*	Represents holdings of less than one percent.

(1)	Includes all shares with respect to which each person, executive officer or director directly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares. With respect to non-employee directors, includes shares that may be purchased under currently exercisable stock options and with respect to executive officers and non-employee directors, includes shares held under the OMI Corporation Savings Plan and the OMI Corporation Executive Savings Plan and restricted shares awarded on July 2, 2001, April 3, 2002, September 12, 2003, September 25, 2003, September 30, 2003, June 9, 2004, December 1, 2004, May 19, 2005 and May 31, 2006 pursuant to the OMI Corporation 2001 Restricted Stock Plan, the OMI Corporation 2003 Stock Incentive Plan and the OMI Corporation 2006 Incentive Compensation Plan (the “Restricted Stock Award Plans”).

(2)	Includes 2,100 shares held in a corporation in which the executive has no interest but his spouse owns a 50% interest, and 628,876 restricted shares.

(3)	Includes 1,000 shares owned by his spouse and 411,016 restricted shares.

(4)	Includes 198,896 restricted shares.

(5)	Includes 198,896 restricted shares and excludes 24,000 shares owned by his children.

(6)	Includes 130,045 restricted shares.

(7)	Includes 39,960 restricted shares.

(8)	Includes options to purchase 30,000 shares and 44,960 restricted shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors and holders of more than 10% of the Company’s common stock (collectively, “reporting persons”) to file reports of ownership and changes in ownership of the Company’s equity securities with the Securities and Exchange Commission and the New York Stock Exchange. Based upon a review of the copies of such reports furnished to the Company (or written representations from the reporting person that no such reports are required), the Company believes that all reports by such reporting persons were timely filed.